 Exhibit 8

Transactions in the Securities of the Issuer During the Past Sixty Days

Transactions in the securities of the Issuer during the past sixty days other than those occurring from August 20, 2026 through August 24, 2026 (the “New Transactions”) were disclosed in Exhibits 3, 5 and 6 of the Original Schedule 13D.

The New Transactions are set forth below:

1. Transactions by 3i, LP (other than from conversions)

Entity	Trade Date	Transaction Type	Number of Shares of Common Stock	Price
3i, LP	08-20-2026	Sale	(403,324)	$ 0.1221
3i, LP	08-21-2026	Sale	(18,486)	$ 0.1143
3i, LP	08-24-2026	Sale	(21,551)	$ 0.1763

2. Transactions by 3i, LP from conversions

Entity	Trade Date	Transaction Type	Number of Shares of Common Stock Converted	Conversion Price per Share
3i, LP	08-20-2026	Acquisition upon Conversion of Shares of Series C Preferred Stock	2,020,404	$ 0.39